
July 1, 2021

Paul Ginocchio
Chief Financial Officer
Augmedix, Inc.
111 Sutter Street, Suite 1300
San Francisco, CA 94104

> **Re: Augmedix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 31, 2021**
> **File No. 0-56036**

Dear Mr. Ginocchio:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services